Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter 2020 Financial Results

•

The Company’s operations and performance were severely impacted by the outbreak of COVID-19 that resulted in the lock-down of certain cities, business closures, and restrictions on travel imposed by governments around China.

•	A total of 3,998 hotels with 292,716 hotel rooms were in operation as of March 31, 2020, compared to 3,957 hotels and 290,026 hotel rooms as of December 31, 2019.
•	Total revenues decreased 33.1% year-over-year to RMB157.4 million (US$22.2 million) [1].
•	Adjusted EBITDA (non-GAAP) decreased 64.5% year-over-year to RMB47.6 million (US$6.7 million) [1]
•	Net income decreased 110.6% year-over-year to net loss of RMB14.1 million (US$2.0 million) [1].
•	Core net income (non-GAAP) decreased 69.9% year-over-year to RMB27.7 million (US$3.9 million) [1].
•	Net loss per ADS (basic and diluted) was RMB0.11 (US$0.02) [1].
•	Core net income per ADS (basic and diluted) (non-GAAP) of the Company was RMB0.27 (US$0.04) [1].

SHANGHAI, June 5, 2020 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Operational Highlights

•

As of March 31, 2020, the Company had 35 leased-and-operated ("L&O") hotels and 3,963 franchised-and-managed ("F&M") hotels in operation in 342 cities across China, compared to 30 L&O hotels and 2,799 F&M hotels in operation in 292 cities as of March 31, 2019. The geographic coverage increased by 17.1% year over year.

•

During the quarter, the Company opened 62 hotels, a decrease of 40 comparing to 102 hotels in the first quarter of 2019. Among the hotels opened, 7 were in the mid-to-up-scale segment, 37 in the mid-scale segment, and 18 in the economy segment. Geographically speaking, 3 hotels were in Tier 1 cities [2], 13 in Tier 2 cities and the remaining 46 in Tier 3 and smaller cities in China.
The Company closed 21 hotels, 5 due to brand upgrade, and 8 due to their non-compliance with the Company's brand and operating standards. The remaining 8 were closed for property related issues. The Company added a net opening of 41 hotels to its portfolio.

•

As of March 31, 2020, the Company had a pipeline of 1,025 hotels contracted for or under development, among which 56 hotels were in the luxury hotel segment, 200 in the mid-to-up-scale segment, 403 in the mid-scale segment, and 366 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB150, a decrease of 7.8% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 47.3%, compared with 78.1% in the first quarter of 2019.

1

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB7.0808 on March 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20200406/

2

Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Exhibit 99.1

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB71, representing a 44.1% year-over-year decrease.
•

As of March 31, 2020, the Company's loyalty program had more than 46 million individual members and over 1,520,000 corporate members, compared to approximately 44 million and over 1,510,000 corporate members as of December 31, 2019. The Company had approximately 93.6% of room nights sold directly.

”The outbreak of COVID-19 severely impacted our business in the first quarter as a result of the lock-down of certain cities, business closures, and restrictions on travel imposed by governments around China.” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “However, it also presented new opportunities that we were able to capture successfully thanks to the extreme dedication of our staff and franchisees who worked relentlessly to guarantee the safety and health of our guests, including medical staff, volunteers and travelers that needed to be quarantined. Our overall performance was better than the average performance across the hospitality industry in China. Our occupancy rate has rebounded and exceed 65% on average in the second half of May, from a low of 21.5% at the end of January.

The Board and our entire management team would like to extend our heartfelt thanks to all our franchisees, employees, guest and medical professionals, police, firefighters, and community leaders who have helped us weather this unprecedented crisis and resume our business rapidly.

As we have emerged from the crisis and as the Chinese economic recovery strengthens, we are well positioned to deliver another year of outstanding services to our guests, strong performance to our franchisees, and sustainable growth to our shareholders."

First Quarter of 2020 Financial Results

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	51,833,041	33,800,144	4,773,492
Franchised-and-managed hotels	183,460,067	123,595,847	17,455,068
Total revenues	235,293,108	157,395,991	22,228,560

Total revenues were RMB157.4 million (US$22.2 million) [1], representing a 33.1% year-over-year decrease. The decrease was primarily due to the impact of COVID-19, which resulted in declined RevPAR of L&O hotels and F&M hotels, temporary closure of hotels in certain regions according to local governments’ requirements, delay in new hotel openings, as well as partial reduction and extension of sublease income. Additionally from February 1, 2020 to March 31, 2020, we reduced franchise management fees and central reservation system ("CRS") usage fees, by 50% to support our franchisees.

•

Total revenues from leased-and-operated hotels were RMB33.8 million (US$4.8 million) [1], representing a 34.8% year-over-year decrease. The decrease was primarily due to RevPAR decrease of 53.6%, temporary closure of certain hotels, and partial reduction and extension of sublease income, and partially offset by the revenue contributed by 6 L&O hotels of the Urban Hotel Group (“Urban”).

Exhibit 99.1

•

Total revenues from franchised-and-managed hotels for the first quarter of 2020 were RMB123.6 million (US$17.5 million) [1], representing a 32.6% year-over-year decrease. Initial franchise fees increased by 2.4% year-over-year, mainly attributable to the gross opening of 62 hotels and contribution from historical amortization under ASC606, which was adopted since the first quarter of 2019. The 35.2% decrease from the first quarter of 2019 in recurring franchisee management fees and others was primarily due to the delay in new hotel openings, RevPAR decrease of 43.8%, as well as the abovementioned reduction by 50% of franchise management fees and CRS usage fees.

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Initial franchise fee	12,752,949	13,052,832	1,843,412
Recurring franchise management fee and others	170,707,118	110,543,015	15,611,656
Revenues from franchised-and-managed hotels	183,460,067	123,595,847	17,455,068

Total operating costs and expenses

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	79,999,844	89,763,273	12,676,996
Selling and marketing expenses	24,676,102	17,841,322	2,519,676
General and administrative expenses	25,732,486	28,745,571	4,059,650
Other operating expenses	42,624	1,157,149	163,421
Total operating costs and expenses	130,451,056	137,507,315	19,419,743

Hotel operating costs were RMB89.8 million (US$12.7 million) [1], representing a 12.2% increase from the first quarter of 2019. The increase was mainly attributable to the higher depreciation and amortization, and the consolidation of operation costs of Argyle Hotel Management Group (Australia) Pty Ltd (“Argyle”) and Urban. Excluding the impact from newly consolidated entities, hotel operating costs for this quarter decreased 3.9%, which was primarily due to a decrease in salaries of regional general managers, decreases in utilities, consumable, food and beverage, that resulted from the declined occupancy rate.

	Quarter Ended
	March 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	US$
Rental	20,608,265	27,102,982	3,827,672
Utilities	6,154,563	4,420,190	624,250
Personnel cost	8,794,274	10,230,645	1,444,843
Depreciation and amortization	6,524,205	11,338,835	1,601,349
Consumable, food and beverage	6,837,151	8,750,868	1,235,859
Costs of general managers of franchised-and-managed hotels	22,444,643	20,642,648	2,915,299
Other costs of franchised-and-managed hotels	5,686,583	4,503,060	635,954
Others	2,950,160	2,774,045	391,770
Hotel Operating Costs	79,999,844	89,763,273	12,676,996

Exhibit 99.1

Selling and marketing expenses were RMB17.8 million (US$2.5 million) [1], representing a 27.7% year-over-year decrease. The decrease was mainly attributable to decreases in cost for advertising, travelling and meals, because of measures taken to control the spread of COVID-19, including the lock-down of certain cities, business closures, and restrictions on travel. Excluding Argyle’s and Urban’s expenses, selling and marketing expenses in this quarter decreased 34.0%.

General and administrative expenses were RMB28.7 million (US$4.1 million) [1], representing a 11.7% year-over-year increase. The increase was primarily attributable to increased legal and accounting consulting fees, and the consolidation of expenses from Argyle and Urban. Excluding Argyle and Urban, G&A expenses decreased by 15.5%, mainly due to the decrease in staff related costs and compensation expenses.

Gross profit was RMB67.6 million (US$9.6 million) [1], representing a decrease of 56.4% from the first quarter of 2019. Gross margin was 43.0%, compared to 66.0% a year ago. The decrease was primarily due to decreased revenues as a result of COVID-19.

Income from operations totaled RMB37.2 million (US$5.3 million) [1], representing a year-over-year decrease of 66.7%. The decrease was mainly due to decreased revenues resulting from lower RevPAR, temporary closure of certain hotels, and delays in new hotel openings. Operating margin, defined as income from operations as percentage of total revenues, was 23.6%, compared to 47.5% a year ago.

Adjusted EBITDA (non-GAAP) was RMB47.6 million (US$6.7 million) [1], representing a year-over-year decrease of 64.5%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 30.2%, compared to 56.9% in the first quarter of 2019.

Net loss was RMB14.1 million (US$2.0 million) [1], representing a year-over-year decrease from net income of 110.6%. Net margin was -9.0%, compared to 56.9% a year ago. The year-over-year decrease was primarily due to revenue decrease and losses from investments in equity securities, partially offset by interest income.

Core net income (non-GAAP) was RMB27.7 million (US$3.9 million) [1], representing a year-over-year decrease of 69.9%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 17.6%, compared to 39.2% one year ago.

Loss per ADS (basic and diluted) was RMB0.11 (US$0.02)[1], down from earnings per ADS of RMB1.33 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.27 (US$0.04) [1], down from RMB0.91 in the first quarter of 2019.

Cash flow. Operating cash outflow was RMB48.4 million (US$6.8 million) [1] as a result of an operational net income loss because of COVID-19. Investing cash inflow was RMB155.0 million (US$21.9 million)[1], which was primarily attributable to proceeds from short-term investments and partially offset by loan to franchisees. Financing cash inflow was RMB10.4 million (US$1.47 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of March 31, 2020, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,613.9 million (US$227.9 million)[1], as compared to RMB1,809.3 million as of December 31, 2019, primarily due to loans to franchisees, losses from investment in equity securities, and investment on upgrade decoration.

Exhibit 99.1

COVID-19 Update

Thanks to the Chinese Government’s efforts to contain the spread of COVID-19, the outbreak has come under control in China. Since March, travel between cities has gradually returned to normal and a growing number of companies have resumed business.

Thanks to the effective policies and financial assistance from central and local governments and support measures from GreenTree, most franchisees have now resumed business operations. Occupancy rate has rebounded and exceed 65% on average in the second half of May, up substantially from the low of 21.5% on January 31, 2020.

Guidance

Due to the impact of COVID-19, the Company expects a decline in total revenues in the second quarter of 2020 of 18%-23% year-over-year, and a decline in total revenues of 10%-15% for the full year 2020, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on June 4, 2020 (9:00 AM Beijing/Hong Kong Time on June 5, 2020).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until June 11, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10144342

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

Exhibit 99.1

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of March 31, 2020, GreenTree had a total number of 3,998 hotels. In 2018, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2018 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Exhibit 99.1

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	319,847,701	436,432,446	61,636,036
Short-term investment	437,279,026	146,226,781	20,651,167
Investments in equity securities	207,007,926	181,073,060	25,572,401
Accounts receivable, net of allowance for doubtful accounts	99,701,226	87,660,139	12,379,977
Amounts due from related parties	31,739,731	30,944,889	4,370,253
Prepaid rent	18,794,665	14,458,999	2,042,001
Inventories	2,537,717	2,931,930	414,068
Other current assets	66,004,017	45,688,487	6,452,447
Loans receivable, net	82,312,201	124,652,138	17,604,245
Total current assets	1,265,224,210	1,070,068,869	151,122,595

Non-current assets:
Restricted cash	22,312,522	22,169,900	3,130,988
Long-term time deposits	560,000,000	590,000,000	83,323,918
Loan receivable, net	121,563,742	164,938,342	23,293,744
Property and equipment, net	614,936,505	626,620,753	88,495,757
Intangible assets, net	496,280,316	494,253,797	69,801,971
Goodwill	100,078,236	100,078,236	14,133,747
Long-term investments	398,637,701	374,207,313	52,848,169
Other assets	76,957,992	82,640,300	11,671,040
Deferred tax assets	160,488,193	169,881,712	23,991,880
TOTAL ASSETS	3,816,479,417	3,694,859,222	521,813,809

Exhibit 99.1

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	70,000,000	9,885,889
Accounts payable	15,296,042	16,582,188	2,341,852
Advance from customers	40,105,627	37,531,426	5,300,450
Amounts due to related parties	3,518,031	1,500,008	211,842
Salary and welfare payable	42,650,527	40,633,276	5,738,515
Deferred rent	5,179,664	5,337,577	753,810
Deferred revenue	231,925,272	225,381,221	31,829,909
Accrued expenses and other current liabilities	302,448,361	199,959,098	28,239,620
Income tax payable	93,909,177	77,757,910	10,981,514
Total current liabilities	795,032,701	674,682,704	95,283,401

Deferred rent	17,821,686	22,725,535	3,209,459
Deferred revenue	410,807,248	386,432,782	54,574,735
Other long-term liabilities	118,112,511	131,107,040	18,515,851
Deferred tax liabilities	195,303,547	194,729,437	27,501,050
Unrecognized tax benefits	261,641,717	275,926,946	38,968,329
TOTAL LIABILITIES	1,798,719,410	1,685,604,444	238,052,825

Shareholders’ equity:
Class A ordinary shares	219,526,699	222,587,070	31,435,300
Class B ordinary shares	115,534,210	115,534,210	16,316,548
Additional paid-in capital	1,152,108,217	1,149,280,404	162,309,401
Retained earnings	308,698,533	296,852,879	41,923,636
Accumulated other comprehensive income	65,300,854	70,298,087	9,927,985
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,861,168,513	1,854,552,650	261,912,870

Non-controlling interests	156,591,494	154,702,128	21,848,114
Total shareholders’ equity	2,017,760,007	2,009,254,778	283,760,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,816,479,417	3,694,859,222	521,813,809

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	51,833,041	33,800,144	4,773,492
Franchised-and-managed hotels	183,460,067	123,595,847	17,455,068
Total revenues	235,293,108	157,395,991	22,228,560

Operating costs and expenses
Hotel operating costs	(79,999,844)	(89,763,273)	(12,676,996)
Selling and marketing expenses	(24,676,102)	(17,841,322)	(2,519,676)
General and administrative expenses	(25,732,486)	(28,745,571)	(4,059,650)
Other operating expenses	(42,624)	(1,157,149)	(163,421)
Total operating costs and expenses	(130,451,056)	(137,507,315)	(19,419,743)

Other operating income	6,906,453	17,330,931	2,447,595
Income from operations	111,748,505	37,219,607	5,256,412

Interest income and other, net	16,469,011	10,613,260	1,498,879
Interest expense	(685,125)	(1,010,255)	(142,675)
Gains/(losses) from investment in equity securities	59,934,470	(55,174,918)	(7,792,187)
Other income, net	829,781	-	-
Income/(loss) before income taxes	188,296,642	(8,352,306)	(1,179,571)

Income tax expense	(54,165,392)	(6,177,560)	(872,438)
Income/(loss) before share of (losses)/gains in equity investees	134,131,250	(14,529,866)	(2,052,009)

Share of (losses)/gains in equity investees, net of tax	(173,231)	394,844	55,763
Net income/(loss)	133,958,019	(14,135,022)	(1,996,246)

Net loss attributable to non-controlling interests	955,533	2,289,368	323,320
Net income/(loss) attributable to ordinary shareholders	134,913,552	(11,845,654)	(1,672,926)

Exhibit 99.1

Net earnings/(losses) per share
Class A ordinary share-basic and diluted	1.33	(0.11)	(0.02)
Class B ordinary share-basic and diluted	1.33	(0.11)	(0.02)

Net earnings/(losses) per ADS
Class A ordinary share-basic and diluted	1.33	(0.11)	(0.02)
Class B ordinary share-basic and diluted	1.33	(0.11)	(0.02)

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,015,625	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(14,802,518)	4,997,233	705,744
Comprehensive income/(loss), net of tax	119,155,501	(9,137,789)	(1,290,502)

Comprehensive loss attributable to non-controlling interests	955,533	2,289,368	323,320
Comprehensive income/(loss) attributable to ordinary shareholders	120,111,034	(6,848,421)	(967,182)

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Operating activities:
Net income/(loss)	133,958,019	(14,135,022)	(1,996,246)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,670,772	15,666,645	2,212,553
Share of losses/(gains) in equity method investments	173,231	(394,844)	(55,763)
Interest income	(7,961,638)	(2,744,441)	(387,589)
Bad debt expense	891,369	5,919,636	836,012
(Gains)/losses from investments in equity securities	(59,934,470)	55,174,917	7,792,187
Foreign exchange (gains)/losses	(204,117)	1,157,432	163,461
Share-based compensation	4,849,451	232,558	32,843
Income tax expenses related to dividend distribution or retained profits	3,844,492	4,000,000	564,908

Changes in operating assets and liabilities:
Accounts receivable	(18,018,161)	6,121,451	864,514
Prepaid rent	711,581	4,335,665	612,314
Inventories	1,448,883	(394,213)	(55,674)
Amounts due from related parties	3,600	794,843	112,253
Other current assets	7,196,789	20,315,530	2,869,101
Other assets	(4,689,629)	(5,682,307)	(802,495)
Accounts payable	4,198,665	1,286,146	181,639
Amounts due to related parties	(66,764)	(2,018,023)	(284,999)
Salary and welfare payable	(7,363,593)	(2,017,251)	(284,890)
Deferred revenue	(4,393,076)	(30,918,517)	(4,366,529)
Advance from customers	(1,670,782)	(2,574,201)	(363,547)
Accrued expenses and other current liabilities	25,592,668	(104,735,404)	(14,791,465)
Income tax payable	23,883,063	(16,151,267)	(2,280,995)
Unrecognized tax benefits	6,046,751	14,285,229	2,017,460
Deferred rent	(292,571)	5,061,762	714,857
Other long-term liabilities	1,047,726	12,994,529	1,835,178

Exhibit 99.1

Deferred taxes	5,270,154	(13,967,629)	(1,972,606)
Net cash provided by (used in) operating activities	122,192,413	(48,386,776)	(6,833,518)

Investing activities:
Purchases of property and equipment	(9,059,949)	(23,078,232)	(3,259,269)
Proceeds from disposal of property and equipment	300,000	-	-
Acquisitions, net of cash received	(10,000,000)	-	-
Purchases of short-term investments	(182,229,182)	(101,270,000)	(14,302,056)
Proceeds from short-term investments	716,055,975	395,066,686	55,794,075
Increase in long-term investments	(440,000,000)	(30,000,000)	(4,236,809)
Purchases of investments in equity securities	(1,976,351)	-	-
Purchases of long term investments	(249,464,401)	-	-
Proceeds from disposal of equity securities	108,603,914	-	-
Loan to related parties	(10,000,000)	(165,516,500)	(23,375,395)
Repayment from a related party	-	165,516,500	23,375,395
Loan to third parties	(15,940,000)	(2,000,000)	(282,454)
Loan to franchisees	(18,130,000)	(98,730,000)	(13,943,340)
Repayment from a franchisee	5,293,397	15,015,463	2,120,588
Net cash (used in) provided by investing activities	(106,546,597)	155,003,917	21,890,735

Financing activities:
Distribution to the shareholders	(208,025,814)	-	-
Proceeds from short-term borrowings	-	10,000,000	1,412,270
Proceeds from non controlling interests	10,390,000	400,000	56,491
Net cash (used in) provided by financing activities	(197,635,814)	10,400,000	1,468,761

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(11,689,960)	(575,018)	(81,209)
Net (decrease) increase in cash and cash equivalents and restricted cash	(193,679,958)	116,442,123	16,444,769
Cash and cash equivalents and restricted cash at the beginning of the period	1,267,325,785	342,160,223	48,322,255
Cash and cash equivalents and restricted cash at the end of the period	1,073,645,827	458,602,346	64,767,024

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net income/(loss)	133,958,019	(14,135,022)	(1,996,246)

Deduct:
Other operating income	6,906,453	17,330,931	2,447,595
Gains from investment in equity securities	59,934,470	-	-
Share of gain in equity investees, net of tax	-	394,844	55,763
Other income, net	829,781	-	-

Add:
Other operating expenses	42,624	1,157,149	163,421
Income tax expense	54,165,392	6,177,560	872,438
Share of loss in equity investees, net of tax	173,231	-	-
Interest expense	685,125	1,010,255	142,675
Share-based compensation	4,849,451	232,558	32,843
Depreciation and amortization	7,670,772	15,666,645	2,212,553
Losses from investment in equity securities	-	55,174,918	7,792,187
Adjusted EBITDA (Non-GAAP)	133,873,910	47,558,288	6,716,513

	Quarter Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net income/(loss)	133,958,019	(14,135,022)	(1,996,246)

Deduct:
Government subsidies (net of 25% tax)	4,815,000	12,432,572	1,755,815
Gains from investment in equity securities (net of 25% tax)	44,950,853	-	-
Other income (net of 25% tax)	622,336	-	-

Add:
Share-based compensation	4,849,451	232,558	32,843

Exhibit 99.1

Losses from investments in equity securities	-	50,081,189	7,072,815
Income tax expenses related to dividend distribution	3,844,492	4,000,000	564,908
Core net income(Non-GAAP)	92,263,773	27,746,153	3,918,505

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.91	0.27	0.04
Class B ordinary share-basic and diluted	0.91	0.27	0.04

Exhibit 99.1

Operational Data

	As of March 31, 2019	As of March 31, 2020
Total hotels in operation:	2,829	3,998
Leased-and-owned hotels	30	35
Franchised hotels	2,799	3,963
Total hotel rooms in operation	225,757	292,716
Leased-and-owned hotels	3,790	4,349
Franchised hotels	221,967	288,367
Number of cities	292	342

	Quarter Ended
	As of March 31, 2019	As of March 31, 2020
Occupancy rate (as a percentage)
Leased-and-owned hotels	59.6%	32.7%
Franchised hotels	78.4%	47.7%
Blended	78.1%	47.3%
Average daily rate (in RMB)
Leased-and-owned hotels	200	169
Franchised hotels	162	149
Blended	162	150
RevPAR (in RMB)
Leased-and-owned hotels	119	55
Franchised hotels	127	71
Blended	127	71

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2019	As of March 31, 2020
Luxury	/	20	/	4,607
Argyle	/	20	/	4,607
Mid-to-up-scale	124	272	12,718	24,595
GreenTree Eastern	91	109	9,732	11,649
Deepsleep Hotel (无眠酒店)	1	2	62	161
Gem	14	28	1,337	2,517
Gya	5	26	445	2,165
Vx	13	22	1,142	1,766
Ausotel	/	10	/	1,287
Urban Garden and others*	/	75	/	5,050
Mid-scale	2,318	2,582	196,323	211,155
GreenTree Inn	1,901	2,027	164,181	172,385
GT Alliance	294	315	23,090	24,231
GreenTree Apartment	2	10	129	438
Vatica	121	122	8,923	8,937
City 118 Selected and others*	/	108	/	5,164
Economy hotels	387	1,124	16,716	52,359
Shell	387	555	16,716	24,215
City 118 and others*	/	569	/	28,144
Total	2,829	3,998	225,757	292,716

* Others include other brands in each segment of Urban.

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail:ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com